Filed by Brenton Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Brenton Banks, Inc.
Commission File No. 000-06216

             On October 16, 2000, Brenton Banks, Inc., an Iowa Corporation ("Brenton"), mailed the following letter to its shareholders:

Brenton Banks, Inc.
400 Locust, Capital Square #200
Des Moines, IA 50309
(515) 237-5100  Fax: (515) 237-5221

BRENTON LOGO

October 16, 2000

Dear Brenton Shareholder:

In addition to explaining the increased dividend amount this quarter, we wanted to update you on our pending merger with Wells Fargo & Company.

This quarter you will be receiving a dividend equal to 11.6 cents per common share, which is one-third more than last quarter's dividend. In anticipation of the likely closing of the Wells Fargo merger in the fourth quarter, the dividend has been increased to recognize the difference in dividend payment dates between Brenton and Wells Fargo. Brenton has historically paid dividends near the end of the first month following a calendar quarter end. The Wells Fargo dividend is generally paid on the first day of the third month of each calendar quarter. At this time, it is anticipated that the next dividend you will receive after the third quarter dividend to be paid on October 27, 2000 will be from Wells Fargo on March 1, 2001. That is approximately one month later than you would have received a dividend from Brenton. The increased dividend you are receiving now is designed to recognize that one-month difference. Please keep in mind that the timing and amount of future dividends, if any, on Wells Fargo common stock are at the discretion of Wells Fargo's board of directors and will depend on earnings, cash requirements, the financial condition of Wells Fargo and its subsidiaries, applicable government regulations and other factors deemed relevant by Wells Fargo's board of directors.

As of the date of this letter, the best estimate of the actual merger date is early December 2000. Of course, this is subject to obtaining regulatory and shareholder approval. As a shareholder, you can expect to receive your proxy statement sometime in late October or early November. The proxy statement will explain the merger in detail and seek your vote of approval. We encourage you to read the proxy thoroughly to fully understand the transaction you will be asked to approve.

Thank you for your continued support.

Sincerely,

Steven T. Schuler
CFO/Treasurer/Secretary

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Brenton Banks, Inc. and Wells Fargo & Company have filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). In addition, Brenton and Wells Fargo will be filing a definitive proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Brenton will be available free of charge from the Secretary of Brenton at Suite 200, Capital Square, 400 Locust Street, Des Moines, Iowa 50309, Telephone (515) 237-5100.

READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Brenton and its board of directors will be soliciting proxies from Brenton stockholders in favor of the merger. Brenton's board of directors is comprised of C. Robert Brenton, William H. Brenton, Junius C. Brenton, Robert L. DeMeulenaere, Robert C. Carr, Gary M. Christensen and Robert J. Currey. Other participants in the solicitation may include the executive officers of Brenton. For information about these directors and executive officers, shareholders are urged to refer to the most recent proxy statement issued by Brenton, which is available free of charge at the SEC's website, www.sec.gov.